File No. [        ]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the Matter of:

Frank Russell Company

Russell Investment Management Company

Russell Financial Services, Inc.

Russell Investment Company

Russell Investment Funds

Russell ETF Trust

Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Section 15(a) of the Act, Rule 18f-2 thereunder and certain disclosure requirements.

Please send all communications to:

Mary Beth Rhoden

Associate Counsel

Russell Investment Management Company

909 A Street

Tacoma, Washington, 98402

With copies to:

John V. O’Hanlon

Dechert LLP

200 Clarendon Street, 27th Floor

Boston, MA 02116

As filed with the Securities and Exchange Commission on June 9, 2010

I.	INTRODUCTION

Frank Russell Company (“Russell”), Russell Investment Management Company (“RIMCo”), Russell Financial Services, Inc. (“RFS”), Russell Investment Company (“RIC”), Russell Investment Funds (“RIF” and together with Russell, RIMCo, RFS, and RIC, the “Original Applicants”) and Russell ETF Trust (the “ETF Trust”, and together with the Original Applicants, the “Applicants”) hereby apply for an order (“Order”) of the United States Securities and Exchange Commission (“SEC” or “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), granting an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit RIMCo, subject to the approval of the Board of Trustees of RIC, RIF, or the ETF Trust1 (each a “Board” and collectively, the “Boards”), as applicable, including a majority of the Trustees who are not “interested persons” of the Investment Companies as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”), to do the following in respect of each series of the Investment Companies, or any future series of the Investment Companies or any such future investment company, (each a “Fund” and collectively, the “Funds”) that is advised by RIMCo or any entity controlling, controlled by or under common control with RIMCo that uses the manager-of-managers arrangement described in this application (the “Application”) and complies with the conditions outlined in this Application,2 without obtaining shareholder approval: (i) select certain subadvisers (“Money Managers”) to

[1]	RIC, RIF, and the ETF Trust are collectively referred to herein as the “Investment Companies.”

[2]	All references to the term “Fund” include the current series of RIC, RIF, and the ETF Trust and any future series of RIC, RIF, the ETF Trust, or any future investment company, that is advised by RIMCo, or any entity controlling, controlled by or under common control with RIMCo that uses the manager-of-managers arrangement described in this Application and complies with the conditions outlined in this Application.

manage all or a portion of the assets of a Fund pursuant to an investment sub-advisory agreement with the Money Manager (a “Portfolio Management Agreement”), (ii) select certain Money Managers to provide model portfolios to RIMCo, which RIMCo would utilize in connection with the management of a Fund, pursuant to a non-discretionary investment sub-advisory agreement (an “Investment Advisory Agreement,” and together with the Portfolio Management Agreements, the “Agreements”), and (iii) materially amend an existing Agreement with a Money Manager. Applicants also apply for an order pursuant to Section 6(c) to exempt the Funds from certain disclosure obligations under the following rules and forms: (i) Items 3, 10(a)(1)(ii) and 19(a)(3) of Form N-1A; (ii) Item 3 of Form N-14 (iii) Items 22(a)(3)(iv), 22(c)(l)(ii), 22(c)(l)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; (iv) Item 48 of Form N-SAR; and (v) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

A.	Summary of Prior Order

In 1995, the Original Applicants received an exemptive order from the Commission granting manager-of-managers relief.3 The Prior Order permits RIMCo to enter into and materially amend Portfolio Management Agreements with Money Managers, other than Money Managers that are affiliated persons (as defined in section 2(a)(3) of the 1940 Act) of a RIC or RIF Fund or RIMCo other than by reason of serving as a Money Manager to one or more of the Funds (an “Affiliated Money Manager”), without such agreements being approved by the shareholders of the applicable RIC or RIF Fund.

[3]	See In the Matter of Frank Russell Investment Company, et al., Investment Company Act Release No. 21169 (June 28, 1995) (the “Prior Order”). RIMCo, RFS, RIC, and RIF were formerly known as Frank Russell Investment Company, Russell Fund Distributors, Inc., Frank Russell Investment Management Company, and Russell Insurance Funds, Inc., respectively.

The Prior Order also permits the Original Applicants to disclose (both as a dollar amount and as a percentage of a RIC or RIF Fund’s net assets) in the applicable Fund’s registration statement and other public documents only the aggregate amount of fees paid by RIMCo to all the Money Managers of the Fund (the “Aggregate Fee Disclosure”). Aggregate fee disclosure means: (i) the total advisory fee charged by RIMCo to the Fund; (ii) the aggregate fees paid by RIMCo to all Money Managers managing assets of the Fund; and (iii) the net advisory fee retained by RIMCo with respect to the Fund after RIMCo pays all Money Managers managing assets of that Fund. For any Fund that employs an Affiliated Money Manager, “Aggregate Fee Disclosure” also includes separate disclosure of any fees paid to such Affiliated Money Manager.

B.	Summary of Proposed Changes to Prior Order

This Application seeks an Order that would supersede the Prior Order, and that would provide, in addition to the relief provided by the Prior Order, relief to: (i) permit series of the ETF Trust or any future series of the ETF Trust or any other future Fund to rely on the Order4; (ii) permit RIMCo to select, without obtaining shareholder approval, certain Money Managers on a non-discretionary basis to provide model portfolios to RIMCo, which RIMCo would utilize in connection with the management of certain of the Funds; and (iii) replace Conditions 3, 5, 8, 9, 10, and 12 of the Prior Order with Conditions 5, 7, 10, 1, 3, 2 and 13 of this Application, consistent with precedent.

The exemption requested in this Application will enable RIMCo and the applicable Board to obtain for a Fund the services of one or more Money Managers believed by that Board and RIMCo to be particularly well-suited to manage, or provide

[4]	As noted above, the Prior Order applies to only series of RIC and RIF.

model portfolios for, the Fund without the delay and expense of convening a special meeting of shareholders. Under its manager-of-managers investment management approach, RIMCo evaluates, allocates assets to, and oversees the Money Managers, and makes recommendations about their hiring, termination and replacement to the applicable Board, at all times subject to the authority of the applicable Board.

For the reasons discussed below, Applicants believe that the exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

II.	BACKGROUND

A.	The Investment Companies and the Funds

RIC is organized as a Massachusetts business trust. It consists of thirty-seven separate series, each constituting a different investment portfolio. The RIC Funds filed its most recent amendment to its Registration Statement on Form N-1A with the Commission on May 26, 2010.

RIF is organized as a Massachusetts business trust. It consists of ten separate series, each constituting a different investment portfolio. The RIF Funds filed its most recent amendment to its Registration Statement on Form N-1A with the Commission on April 30, 2010.

The ETF Trust is organized as a Massachusetts business trust and is registered as an open-end management investment company under the 1940 Act. The ETF Trust is divided into separate series, each with its own investment objectives, policies and restrictions. The ETF Trust has filed with the SEC a registration statement on Form N-1A to register shares of common stock of separate series of the ETF Trust. When such registration statement is declared effective, RIMCo may implement the manager-of-managers structure as described in this Application with respect to certain Funds.5

Certain Funds pursue their investment objective through the use of multiple investment styles whereby portions of the Fund (each such portion, a “Segment”) are allocated to different Money Managers who employ distinct investment styles or substyles. RIMCo will exercise investment discretion over such portion of the Fund’s assets that it determines not to allocate to Money Managers, as well as for the Fund’s cash reserves. RIMCo may also directly manage portions of the Fund during transitions between Money Managers. Each Money Manager of a Fund is registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

B.	RIMCo

RIMCo is an investment adviser registered under the Investment Advisers Act of 1940, as amended. RIMCo is a Washington corporation, with its principal office located at 909 A Street, Tacoma, Washington, 98402. RIMCo is a wholly-owned subsidiary of Russell. Russell is a U.S.-based global investment management firm. Russell was founded in 1936 and has been providing comprehensive asset management consulting services for over 30 years to institutional investors, principally large corporate employee benefit plans. Russell is itself an independently operating subsidiary of The Northwestern Mutual Life Insurance Company, a mutual life insurance corporation founded in 1857 and headquartered in Milwaukee, Wisconsin. Russell’s investment consulting practice features a disciplined investment advisory process that guides the

[5]	The ETF Trust will offer both actively managed and passively managed Funds.

investment of many of the world’s largest institutional investors. Russell has been a pioneer in the employment of a manager-of-managers structure.

Russell has developed the manager-of-managers investment proposition into a sophisticated approach that delivers investment programs for its clients. The manager-of-managers concept pioneered by Russell has been imitated by many. Russell believes that its competitive advantage is its continuous and in-depth investment manager research and extensive knowledge of financial markets worldwide. Russell’s reputation for independence and objective analysis and advice depends in large part upon its ability to understand and evaluate the capabilities, performance, processes and practices of these investment managers.

Russell provides consulting services to certain Funds. Such services may include money manager research and trade placement services. The Funds do not compensate Russell for these services.

RIMCo serves as investment adviser to the Funds and intends to serve as investment adviser to any future Funds pursuant to an investment advisory agreement. Each Fund’s advisory agreement will be approved by the applicable Board, including a majority of the Independent Trustees.

RIMCo will provide or oversee the provision of investment advisory and portfolio management services for the Funds, including the development of the investment program for the Funds. RIMCo may allocate a Funds’ assets to multiple Money Managers. RIMCo will exercise investment discretion over the portion of a Fund’s assets that RIMCo determines not to allocate to the Money Managers and for the Funds’ cash reserves by selecting the individual portfolio securities for those portions of assets.

RIMCo may also directly manage portions of the Funds during transitions between Money Managers. In certain instances, RIMCo may utilize model portfolios provided by a Money Manager in determining how to exercise its discretion in selecting Portfolio Securities.

RIMCo will (1) select, subject to the approval of a Fund’s Board, Money Managers for each Fund, (2) allocate Fund assets among Money Managers and/or review model portfolios provided by Money Managers, (3) oversee the Money Managers and (4) evaluate their performance results. A Fund’s discretionary Money Managers will select the individual portfolio securities for the assets assigned to them and either RIMCo or the Money Manager may arrange for execution of portfolio transactions. A Fund’s non-discretionary Money Managers will provide model portfolios for RIMCo’s review, and after analyzing such model portfolios, RIMCo will purchase certain securities recommended in the model portfolio for the Funds. For its services, RIMCo will receive an advisory fee from the Funds, a portion of which it will pay to each Money Manager for its services, as agent of the Funds, and the balance of which it retains as compensation.

With the prior approval of the applicable Board, including a majority of the Independent Trustees, RIMCo will enter into an Agreement with each Money Manager. Each discretionary Money Manager will agree to manage the Segment assigned to it pursuant to its Portfolio Management Agreement in accordance with each Fund’s objectives, policies, and restrictions and any additional investment guidelines dictated by RIMCo. Within these requirements and guidelines, each discretionary Money Manager has complete investment discretion over the selection of portfolio securities in its

Segment and selects the portfolio securities for the Segment it manages. Each non-discretionary Money Manager will provide model portfolios in accordance with each Fund’s objectives, policies, and restrictions and any additional investment guidelines dictated by RIMCo. Although each Money Manager’s activities are subject to general oversight by the applicable Board and the officers, neither the applicable Board nor the officers of the Funds nor RIMCo approves or evaluates the investment merits of any discretionary Money Manager’s individual security selections. A Money Manager will have no authority or control with respect to any other Funds any Segment of a Fund other than the Segment of the Fund assigned to that Money Manager in accordance with its Portfolio Management Agreement.

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to investment advisor fees, to facilitate the selection and retention of, and making material changes in Agreements with, Money Managers. Under the requested relief, approval of the applicable Board, including a majority of the Independent Trustees will be required when Money Manager changes are made or when material changes in the Agreements are made, but approval will not be required by shareholders of a Fund.6

If the requested order is granted, each Agreement for a Fund will comply with the following requirements of Section 15(a) of the 1940 Act: (i) it will precisely describe all compensation to be paid by RIMCo thereunder; (ii) it will continue in effect for a period of more than two years from the date of its execution only so long as such continuance is specifically approved at least annually by the applicable Board at the times and in the

[6]	Shareholder approval will be obtained for an Agreement with an Affiliated Money Manager.

manner required by Section 15(c) of the 1940 Act; (iii) it will provide, in substance, that it may be terminated at any time, without the payment of any penalty, by RIMCo, the applicable Board or by shareholders of the Fund on no more than sixty days’ written notice to the Money Manager; and (iv) it will provide, in substance, for its automatic termination in the event of its assignment.

III.	APPLICABLE LAW AND REQUEST FOR RELIEF

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract . . . which has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(l) under the 1940 Act states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is: (i) necessary or appropriate in the public interest,

(ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons and subject to the conditions set forth below, Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 to submit Agreements to shareholders for approval prior to selecting a Money Manager or materially amending an Agreement. Current series of RIC and RIF rely on the Prior Order subject to the conditions contained in the Prior Order, but if granted, will rely on the Order requested herein subject to the conditions contained herein.7 In order for a future Fund to rely on the requested Order, it must receive the approval of a majority of its outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, at a meeting of its shareholders. Because such future Fund will not commence the public offering of shares until the exemptive relief requested herein has been granted, and because the substance and effect of the exemptive relief will be described in the Fund’s prospectus on the basis of which all the Fund’s public shareholders will purchase shares, only the Fund’s sole initial shareholder will be required to approve the manner of operation of the Fund for which exemptive relief is sought in this Application.8

A.	Management Structure of the Funds

The Funds’ investment advisory arrangement will be different from that of a traditional investment company. Under the traditional structure, a fund’s investment

[7]	Applicants note that that the failure of any one of RIC, RIF, the ETF Trust, or any future trust to comply with the conditions of the Order shall not preclude the ability of any other of RIC, RIF, the ETF Trust, or future trust to rely on the Order in accordance with the conditions contained herein.
[8]	Shareholders of RIC and RIF have previously approved the manager of managers structure, so no new approval will be sought. The ETF Trust’s sole initial shareholder will approve the manager of managers structure, and the substance and effect of the exemptive relief requested herein will be described in the ETF Trust’s prospectus.

adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds, which will use one or more Money Managers, RIMCo will not make the day-to-day investment decisions for the Segments RIMCo assigns to the discretionary Money Managers. Instead, RIMCo will (i) establish and maintain an investment program for the Funds, and (ii) select, supervise and evaluate the Money Managers who make the day-to-day investment decisions for the Segment RIMCo assigns to them. This is a service that RIMCo believes adds value to the investments of shareholders because RIMCo is able to select those Money Managers that RIMCo believes have the ability to distinguish themselves through successful performance in the market sectors in which the Funds invest.

From the perspective of the investor, the role of the discretionary Money Managers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the traditional investment company advisory firms. Both portfolio managers and discretionary Money Managers are concerned principally with the selection of portfolio investments in accordance with the Funds’ investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect the Funds. RIMCo believes that shareholders look to RIMCo when they have questions or concerns about the Funds’ management or about the Funds’ investment performance. They will expect RIMCo and the applicable Board to select discretionary Money Managers for the Funds that are best suited to achieve the Funds’ investment objectives. Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of its own assets, just as RIMCo, as fiduciary, compensates the discretionary Money Managers out of the advisory fees it receives from the Funds.

Although the use of non-discretionary Money Managers was not contemplated at the time the Original Applicants obtained the Prior Order, Applicants believe the strategy represents an evolution of the multi-style, multi-manager basis of investing that was described in the application. Pursuant to the proposed strategy, RIMCo, in managing certain Funds, would review model portfolios provided by certain non-discretionary Money Managers. After analyzing such model portfolios, RIMCo would purchase certain securities recommended in the model portfolios for the Funds. The Money Managers providing the model portfolios may in certain cases manage assets for the Funds, but in other cases may not otherwise provide management services to the Funds. Certain Funds may utilize only non-discretionary Money Managers in this manner (i.e., only RIMCo would have discretion over Fund assets and all the Fund’s assets would be managed using model portfolios provided by the Money Managers). RIMCo would contract with the Money Managers to obtain access to the model portfolios on a non-discretionary basis, and would compensate the Money Managers for the provision of the model portfolios. RIMCo may utilize both non-discretionary and discretionary Money Managers for certain Funds. Under this arrangement, RIMCo would assign a portion of a Fund’s portfolio to discretionary Money Managers and manage the other portion of the Fund’s portfolio based on model-portfolios provided by non-discretionary Money Managers. Although the non-discretionary Money Managers would provide non-discretionary advice to RIMCo, each non-discretionary Money Manager would be considered an “investment adviser or sub-adviser” of the Funds under Section 2(a)(20) of the 1940 Act.

In the absence of the requested exemptive relief from Section 15(a) of the 1940 Act, when a new Money Manager is proposed for retention by the Funds, shareholders would be required to approve the Agreement with that Money Manager. Similarly, if an existing Agreement for the Funds is to be amended in any material respect, approval by the Fund shareholders would be required. In addition, the Funds will be prohibited from continuing to retain an existing Money Manager whose Agreement has been “assigned” as a result of a change of control of the Money Manager unless shareholder approval has been obtained. In all of these cases, the need for shareholder approval would require the Funds to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders, and would often necessitate the retention of a proxy solicitor. This process would be time-intensive, costly and slow and, in the case of a poorly performing Money Manager or one whose portfolio management team has left, potentially harmful to the Funds and their shareholders.

Permitting RIMCo to perform those duties for which the shareholders of the Funds are paying RIMCo (i.e., the selection, supervision and evaluation of Money Managers) without incurring unnecessary delay or expense is appropriate in the interests of Fund shareholders and will allow the Funds to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), the Funds will be able to act more quickly and with less expense to hire additional Money Managers or replace Money Managers when the applicable Board and RIMCo feel that a change would benefit the Funds. Without the requested relief, the Funds may, for example, be left in the hands of a Money Manager who is unable to manage its assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Agreement. Also, in that situation, or where there has been an unexpected Money Manager resignation or change in control — events which would be beyond the control of RIMCo and the Funds — the Funds may be forced to operate without a Money Manager or without the preferred combination of Money Managers. The sudden loss of the Money Manager could be highly disruptive to the operations of the Funds.

Primary responsibility for managing the Funds, including the selection and supervision of the Money Managers, will be vested in RIMCo, subject to the oversight of the applicable Board. The investment advisory agreement between the Funds and RIMCo (the “Advisory Agreement”) would remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting. RIMCo believes that it is consistent with the protection of investors to vest the selection and supervision of the Money Managers for the Funds with RIMCo in light of the management structure of the Funds, as well as Fund shareholders’ expectation that RIMCo is in possession of all information necessary to select the most able Money Managers. RIMCo believes that investors will choose the Funds in part because of the added value to the Funds from RIMCo’s experience in evaluating, selecting and supervising the Money Managers with particular expertise in the relevant market sectors.

In evaluating the services that a Money Manager will provide to the Funds, RIMCo will typically consider certain information, including, but not limited to, the following:

•

the advisory services to be provided by the Money Manager, including the Money Manager’s investment management philosophy and technique and the Money Manager’s investment process to ensure compliance with investment objectives, policies and restrictions of the Funds;

•	a description of the various personnel who will furnish such services, including their duties and qualifications and the ability of the Money Manager to attract and retain capable personnel;

•

representations from the Money Manager regarding adequate coverage relating to applicable regulatory capital requirements, insurance coverage and financial condition with regard to all of its business activities and assets under management to ensure that it is likely to be able to fulfill its commitment to the Funds under its contractual arrangements with the Funds; and

•

reports setting forth the Money Manager’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Money Manager and having similar investment objectives, if any, and other funds having similar investment objectives and asset sizes.

In obtaining this information, RIMCo typically will: (i) review the Money Manager’s current Form ADV; (ii) conduct a due diligence review of the Money Manager; and (iii) conduct an interview with the Money Manager.

In addition, RIMCo and the applicable Board will consider the reasonableness of the Money Manager’s compensation with respect to the Funds. Although only RIMCo’s fee is payable directly by the Funds, and the Money Manager’s fee for services to the Funds will be payable by RIMCo, as fiduciary for the Funds, the Money Manager’s fee directly bears on RIMCo’s profitability, and therefore on the amount and reasonableness of RIMCo’s fee payable by the Funds. Accordingly, RIMCo and the applicable Board will analyze the fees paid to Money Managers in evaluating the reasonableness of the overall arrangements with the Funds. In conducting this analysis, RIMCo will consider certain information, including, but not limited to, the proposed fees to be charged by the Money Manager and that Money Manager’s standard fee schedule for comparable accounts.

If the relief is granted, shareholders will receive adequate information about the Money Managers. The prospectus and statement of additional information of the Funds would include all information required by Form N-1A concerning the Money Managers for the Funds (except as discussed below with respect to the fees paid to the Money Managers). If a new Money Manager is retained or an Agreement is materially amended, the Funds’ prospectus and statement of additional information would be supplemented promptly pursuant to Rule 497(e) under the 1933 Act. Furthermore, if a new Money

Manager is appointed, the Funds will furnish to shareholders an information statement containing all information that would have been provided in a proxy statement within 90 days of the date that the new Money Manager is appointed (“Information Statement”). Any such Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule l4A of the Securities Exchange Act of 1934 (the “1934 Act”) (except as discussed below with respect to portfolio management fees). Moreover, as indicated above, the applicable Board will comply with the requirements of Sections 15(a) and (c) before entering into or amending an Agreement.

The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one fund from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

The Advisory Agreement will be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the fund’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Money Manager by RIMCo and the applicable Board. Eliminating the requirement of shareholder approval in such case would be consistent with the policy and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation on behalf of the Funds. In the circumstances described in this Application, a proxy solicitation would provide no more meaningful information to investors than the Information Statement.

B.	Disclosure of Money Managers’ Fees

1.	Applicable Law

a.	Registration Statements

Item 3 of Form N-1A requires a fund to disclose in its prospectus, as a percentage of average net assets, management fees paid by the fund. Item 10(a)(1)(ii) requires a fund to “[d]escribe the compensation of each investment adviser of the Fund” in its prospectus. Item 19(a)(3) of Form N-1A requires a fund to disclose in its statement of additional information the method of computing the advisory fee payable by the fund, including the “total dollar amounts that the Fund paid to the adviser … under the investment advisory contract for the last three fiscal years.” In the absence of exemptive relief, taken alone or read together, these provisions may require the Funds to disclose the fees RIMCo, as fiduciary for the Funds, pays to each Money Manager. An exemption is requested to permit the Funds instead to disclose (as both a dollar amount and as a percentage of its net assets): (i) the aggregate fees paid to RIMCo and any Affiliated Money Managers; and (ii) the aggregate fees paid to Money Managers other than Affiliated Money Managers (the items in clauses (i) and (ii) herein are referred to collectively as “Aggregate Fee Disclosure”). If a Fund employs an Affiliated Money Manager, the Fund will provide separate disclosure of any fees paid to the Affiliated Money Manager.

b.	Proxy Statements

Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-l under the 1940 Act, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).

In the absence of exemptive relief, these provisions may require the Funds to disclose the fees RIMCo, as fiduciary for the Funds, pays to each Money Manager in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure.

c.	Semi-Annual Reports

Item 48 of Form N-SAR requires a fund to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers. In the absence of exemptive relief, the Item may require the Funds to disclose the fees that are paid to the Money Managers. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure.

d.	Financial Statements

Sections 6-07(2)(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the Funds’ financial statements to include information concerning fees paid to the Money Managers. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2.	Legal Analysis in Support of Relief Requested

Applicants believe that relief from the foregoing disclosure requirements should be granted for the following reasons: (i) RIMCo will operate the Funds using the services of one or more Money Managers in a manner so different from that of conventional investment companies that disclosure of the fees that RIMCo, as fiduciary for the Funds, pays to each Money Manager does not serve any meaningful purpose; (ii) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (iii) Applicants would consent to a number of conditions that adequately address disclosure concerns with respect to the Funds.

As noted, RIMCo will operate the Funds using portfolio management services in a manner that is substantially different from that of conventional investment companies. By investing in such a Fund, shareholders hire RIMCo to manage the Fund’s assets both directly and by using its Money Manager selection and monitoring process to select and allocate Fund assets among Money Managers, rather than solely by hiring its own employees to manage assets directly. RIMCo, under the overall supervision of the applicable Board, will take responsibility for overseeing the Money Managers of the Funds and recommending their hiring, termination and replacement. In return for its services, RIMCo will receive an advisory fee from the Funds out of which it will compensate the Money Managers for the Funds. RIMCo believes that disclosure of the fees that RIMCo, as fiduciary for the Funds, pays to each Money Manager will not serve any meaningful purpose since investors pay RIMCo to retain and compensate the Money Managers.

The relief would benefit shareholders because it would improve RIMCo’s ability to negotiate the fees paid to Money Managers. Many investment advisers charge their customers for advisory services according to a “posted” fee schedule. While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers. The relief would allow RIMCo to negotiate more effectively with each individual Money Manager if the fees finally agreed upon by a Money Manager are not required to be disclosed to other Money Managers.

C.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission to traditional mutual funds (i.e., not ETFs) and their investment advisers with respect to discretionary sub-advisers. See, e.g., Forward Funds and Forward Management, LLC, Investment Company Release Nos. 28420 (September 29, 2008) (Notice) and 28469 (October 27, 2008) (Order); Trust for Professional Managers and Ascentia Capital Partners, LLC, Investment Company Act Release Nos. 28382 (September 18, 2008) (Notice) and 28439 (October 15, 2008) (Order) (“Trust for Professional Managers”); Phoenix Equity Trust, Phoenix Insight Funds Trust, Phoenix Institutional Mutual Funds, Phoenix Opportunities Trust, and Phoenix Investment Counsel, Inc., Investment Company Act Release Nos. 28375 (September 3, 2008) (Notice) and 28410 (September 29, 2008) (Order); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (August 25, 2008) (Notice) and 28385 (September 22, 2008) (Order) (“Aberdeen”); Advisors Series Trust and FundQuest Inc., Investment Company Act Release Nos. 28175 (February 27, 2008) (Notice) and 28201 (March 25, 2008) (Order) (“Advisors Series Trust”); Aston Funds and Aston Asset Management LLC, Investment Company Act Release Nos. 27879 (June 29, 2007) (Notice) and 27910 (July 25, 2007) (Order) (“Aston”); First American Investment Funds, Inc. and FAF Advisors, Inc., Investment Company Act Release Nos. 27818 (May 4, 2007) (Notice) and 27846 (May 30, 2007) (Order) (“First American”);

Old Westbury Funds, Inc. and Bessemer Investment Management LLC, Investment Company Act Release Nos. 27807 (April 27, 2007) (Notice) and 27837 (May 23, 2007) (Order) (“Old Westbury”); Forum Funds and Absolute Investment Advisers LLC, Investment Company Act Release Nos. 27605 (December 20, 2006) (Notice) and 27665 (January 18, 2007) (Order) (“Forum Funds”); and MainStay Funds, MainStay VP Series Fund, Inc. and New York Life Investment Management LLC, Investment Company Act Release Nos. 27595 (December 11, 2006) (Notice) and 27656 (January 8, 2007) (Order) (“Mainstay”).

Applicants note that substantially the same exemptions requested herein with respect to relief from the disclosure requirements of the rules and forms discussed above have been granted in Trust for Professional Managers, Aberdeen, Advisors Series Trust, Aston, First American, Old Westbury, Forum Funds, and Mainstay to traditional mutual funds and their investment advisers with respect to discretionary sub-advisers.

Applicants also note that substantially the same exemptions requested herein with respect to both relief from Section 15(a) and Rule 18f-2 and the disclosure requirements of the rules and forms discussed above have been granted to an ETF and its investment adviser with respect to discretionary sub-advisers. See Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28900 (September 14, 2009) (Notice) and 28944 (October 8, 2009) (Order).

Applicants are not aware of the Commission granting substantially the same exemptions requested herein with respect to either relief from Section 15(a) and Rule 18f-2 or the disclosure requirements of the rules and forms discussed above with respect to use of non-discretionary Money Managers in the manager of managers structure.

Nonetheless, Applicants believe it would be anomalous for the Commission to permit RIMCo to hire discretionary Money Managers for RIC and RIF without a shareholder vote (based on the Prior Order), but to require RIMCo and the Funds to obtain a shareholder vote to hire non-discretionary money managers, who would provide a more limited service to the Funds. Applicants note in this regard that proposed Rule 15a-5, which would exempt certain sub-advisory contracts from the shareholder vote requirement and which is intended to codify the manager of managers orders that have been granted by the SEC, would not distinguish between contracts with discretionary and non-discretionary sub-advisers.9

IV.	CONDITIONS TO RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.	The prospectus for a Fund relying on the order requested in the Application will disclose the existence, substance, and effect of any order granted pursuant to the Application. A Fund relying on the order requested in the Application

[9]	Exemption from Shareholder Approval for Certain Subadvisory Contracts, Investment Company Act Release No. 26230 (October 23, 2003). To date, Rule 15a-5 has not been adopted by the SEC.

will hold itself out to the public as employing the management structure described in the Application. The prospectus will prominently disclose that RIMCo has ultimate responsibility (subject to oversight by the applicable Board) to oversee the Money Managers and recommend their hiring, termination, and replacement.

3.	Within 90 days of the hiring of a new Money Manager, Fund shareholders will be furnished all information about the new Money Manager that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Money Manager. To meet this obligation, the Funds will provide shareholders within 90 days of the hiring of a new Money Manager with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.	RIMCo will not enter into an Agreement with any Affiliated Money Manager without that Agreement, including the compensation to be paid thereunder, being approved by Fund shareholders.

5.	At all times, at least a majority of each Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be at the discretion of the then existing Independent Trustees.

6.	When a Money Manager change is proposed with an Affiliated Money Manager, the applicable Board, including a majority of the Independent

Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of a Fund and its shareholders and does not involve a conflict of interest from which RIMCo or the Affiliated Money Manager derives an inappropriate advantage.

7.	Any person who acts as legal counsel for the Independent Trustees will be an independent legal counsel as defined in Rule 0-1(a)(6) under the 1940 Act. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.	RIMCo will provide each Board, no less frequently than quarterly, with information about the profitability of RIMCo with respect to each Fund relying on the order requested in the Application. The information will reflect the impact on profitability of the hiring or termination of any Money Manager during the applicable quarter.

9.	Whenever a Money Manager is hired or terminated, RIMCo will provide the applicable Board with information showing the expected impact on the profitability of RIMCo.

10.

RIMCo will provide general management services to the Funds, including overall supervisory responsibility for the general management and investment of the Funds’ assets, and, subject to review and approval of the applicable Board, will: (i) set the Funds’ overall investment strategies, (ii) evaluate, select and recommend Money Managers to manage all or a part of the Funds’ assets and/or provide model portfolios for the Funds, (iii) when appropriate, allocate and reallocate the Funds’ assets among multiple Money Managers,

(iv) monitor and evaluate the performance of Money Managers, and (v) implement procedures reasonably designed to ensure that the Money Managers comply with the Funds’ investment objective, policies and restrictions.

11.	No director or officer of the Funds, or director or officer of RIMCo, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Money Manager, except for (a) ownership of interests in RIMCo or any entity that controls, is controlled by, or is under common control with RIMCo, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Money Manager or an entity that controls, is controlled by or is under common control with a Money Manager.

12.	The Funds will disclose in their registration statement the Aggregate Fee Disclosure.

13.	The requested order will expire on the effective date of any rule adopted by the Commission providing substantially similar relief to that requested in this Application, if such rule, as adopted, rescinds all existing manager-of-managers orders.

V.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the cover of this Application. Applicants further state that all written or oral communications concerning this Application should be directed and copied to the persons listed on the cover page of this Application.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

VI.	CONCLUSION

For the reasons and subject to the conditions set forth above, Applicants submit that the issuance by the Commission of the requested Order pursuant to Section 6(c) of the 1940 Act is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

By:	Frank Russell Company

/s/ Gregory J. Lyons
Gregory J. Lyons
Assistant Secretary

By:	Russell Investment Management Company

/s/ Gregory J. Lyons
Gregory J. Lyons
Secretary

By:	Russell Financial Services, Inc.

/s/ Gregory J. Lyons
Gregory J. Lyons
Secretary

By:	Russell Investment Company

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

By:	Russell Investment Funds

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

By:	Russell ETF Trust

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT A-1

AUTHORIZATION

RULE 0-2(c)(2)

FRANK RUSSELL COMPANY

OFFICER’S CERTIFICATE

I, Gregory J. Lyons, do hereby certify that I am the duly elected, qualified and acting Assistant Secretary of Frank Russell Company (“FRC”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by FRC’s Board of Directors on the 3rd day of February, 2010, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of FRC be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, amend Russell’s existing manager-of-managers exemptive relief to add the Russell ETF Trust as a party to the relief, and permit RIMCo to select, without obtaining shareholder approval, certain Money Managers on a non-discretionary basis to provide model portfolios to RIMCo, which RIMCo would utilize in connection with the management of the Russell Funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of FRC be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of FRC be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of FRC be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIC on this 27th day of May, 2010.

Frank Russell Company

By:	/s/ Gregory J. Lyons
Gregory J. Lyons
Assistant Secretary

EXHIBIT A-2

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL INVESTMENT MANAGEMENT COMPANY

OFFICER’S CERTIFICATE

I, Gregory J. Lyons, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Management Company (“RIMCo”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIMCo’s Board of Directors on the 1st day of March, 2010, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, amend Russell’s existing manager-of managers exemptive relief to add the Russell ETF Trust as a party to the relief, and permit RIMCo to select, without obtaining shareholder approval, certain Money Managers on a nondiscretionary basis to provide model portfolios to RIMCo, which RIMCo would utilize in connection with the management of certain Russell Funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIMCo be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of RIMCo be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIC on this 27th day of May, 2010.

Russell Investment Management Company

By:	/s/ Gregory J. Lyons
Gregory J. Lyons
Assistant Secretary

EXHIBIT A-3

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL FINANCIAL SERVICES, INC.

OFFICER’S CERTIFICATE

I, Gregory J. Lyons, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Financial Services, Inc. (“RFS”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RFS’ Board of Directors on the 1st day of March, 2010, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, amend Russell’s existing manager-of managers exemptive relief to add the Russell ETF Trust as a party to the relief, and permit Russell Investment Management Company (“RIMCo”) to select, without obtaining shareholder approval, certain Money Managers on a nondiscretionary basis to provide model portfolios to RIMCo, which RIMCo would utilize in connection with the management of certain Russell Funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RFS be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of RFS be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIC on this 27th day of May, 2010.

Russell Financial Services, Inc.

By:	/s/ Gregory J. Lyons
Gregory J. Lyons
Assistant Secretary

EXHIBIT A-4

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL INVESTMENT COMPANY

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Company (“RIC”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIC’s Board of Directors on the 1st day of March, 2010, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIC be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, amend Russell’s existing manager-of managers exemptive relief to add the Russell ETF Trust as a party to the relief, and permit Russell Investment Management Company (“RIMCo”) to select, without obtaining shareholder approval, certain Money Managers on a nondiscretionary basis to provide model portfolios to RIMCo, which RIMCo would utilize in connection with the management of certain Russell Funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RIC be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIC be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of RIC be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIC on this 27th day of May, 2010.

Russell Investment Company

By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT A-5

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL INVESTMENT FUNDS

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Funds (“RIF”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIF’s Board of Directors on the 1st day of March, 2010, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIF be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, amend Russell’s existing manager-of managers exemptive relief to add the Russell ETF Trust as a party to the relief, and permit Russell Investment Management Company (“RIMCo”) to select, without obtaining shareholder approval, certain Money Managers on a nondiscretionary basis to provide model portfolios to RIMCo, which RIMCo would utilize in connection with the management of certain Russell Funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RIF be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIF be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of RIF be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIC on this 27th day of May, 2010.

Russell Investment Funds

By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT A-6

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL ETF TRUST

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell ETF Trust (“RET”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RET’s Board of Directors on the 1st day of March, 2010, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RET be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, amend Russell’s existing manager-of managers exemptive relief to add the Russell ETF Trust as a party to the relief, and permit Russell Investment Management Company (“RIMCo”) to select, without obtaining shareholder approval, certain Money Managers on a nondiscretionary basis to provide model portfolios to RIMCo, which RIMCo would utilize in connection with the management of certain Russell Funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RET be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RET be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of RET be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIC on this 27th day of May, 2010.

Russell ETF Trust

By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT B-1

VERIFICATION

RULE 0-2(d)

VERIFICATION

STATE OF WASHINGTON	)
) ss.
COUNTY OF PIERCE	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of Frank Russell Company (the “Company”), that he is the Assistant Secretary of the Company and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Gregory J. Lyons
Gregory J. Lyons
Assistant Secretary

EXHIBIT B-2

VERIFICATION

RULE 0-2(d)

VERIFICATION

STATE OF WASHINGTON	)
) ss.
COUNTY OF PIERCE	)

The undersigned being duly sworn deposes and says that she has duly executed the attached Amended and Restated Application for and on behalf of Russell Investment Company, Russell Investment Funds and Russell ETF Trust (each, a “Company”), that she is the Secretary of each Company and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary

EXHIBIT B-3

VERIFICATION

RULE 0-2(d)

VERIFICATION

STATE OF WASHINGTON	)
) ss.
COUNTY OF PIERCE	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Amended and Restated Application for and on behalf of Russell Investment Management Company and Russell Financial Services, Inc. (each, a “Company”), that he is the Secretary of each Company and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Gregory J. Lyons
Gregory J. Lyons
Secretary

40